# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aerkomm Inc., CIK 0001590496
CUSIP: 00774B109
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 44043 Fremont Blvd., Fremont, California (CA), 94538
Date of event which requires filing of this statement: 08/04/2022
Filed by CIK 0001735475
Persons authorized to receive notices and communications: Jeffrey Wun, c/o Aerkomm Inc., 44043 Fremont Blvd., Fremont, California (CA), 94538, 877-742-3094

## Reporting persons
- DMEDIA INC.: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 2,237,428; sole dispositive power 0; shared dispositive power 2,237,428; aggregate amount beneficially owned 2,237,428 (12.46% of the class)
  Comment: (1) Based on 17,962,613 shares of common stock of the Issuer outstanding as of April 15, 2024, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 5, 2024.
- Jeffrey Wun (CIK 0001735475): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 568,400; shared voting power 2,237,428; sole dispositive power 568,400; shared dispositive power 2,237,428; aggregate amount beneficially owned 2,805,828 (15.62% of the class)
  Comment: (2) Based on 17,962,613 shares of common stock of the Issuer outstanding as of April 15, 2024, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 5, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Aerkomm Inc.
Address of issuer's principal executive offices: 44043 Fremont Blvd., Fremont, California (CA), 94538

## Item 2. Identity and Background
Name of person filing: This statement is being jointly filed by DMEDIA INC., a Nevada Corporation, and Jeffrey Wun, an individual (together, the "Reporting Persons").
Residence or business address: The business address of the Reporting Persons is 44043 Fremont Blvd., Fremont, CA 94538.
Present principal occupation or employment: DMEDIA INC. is a holding company. Mr. Wun is the Chief Executive Officer and sole director of DMEDIA INC. and President, Chief Technology Officer and a director of the Issuer.
Criminal convictions in the last five years: During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: DMEDIA INC. was incorporated in the State of Nevada. Mr. Wun is a U.S. citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Mr. Wun directly received 447,486 shares of the Issuer's Common Stock in exchange for his shares of common stock of Aircom Pacific, Inc. ("Aircom") upon the completion of a reverse merger of Aircom with and into the Issuer on February 17, 2017 (the "Reverse Acquisition"). 120,914 shares of the Issuer's Common Stock beneficially owned by Mr. Wun represent shares that could be acquired upon the exercise of vested stock options exercisable within 60 days of April 15, 2024. All of the 2,237,428 shares of common stock of the Issuer reported on this Schedule 13D as being owned by DMEDIA INC. were held by Dmedia Holding LP, a Nevada limited partnership ("Dmedia LP") prior to August 4, 2022. On August 4, 2022, Dmedia LP was converted to a Nevada corporation named DMEDIA INC. These 2,237,428 Issuer shares were originally acquired Dmedia LP in exchange for its shares in Aircom as part of the Reverse Acquisition transaction. Jeffrey Wun, one of the former limited partners, and a member of the general partner of, Dmedia LP, currently beneficially owns 348,725 shares of the Aerkomm common stock owned by DMEDIA through his approximately 15.586% intertest in DMEDIA INC.

## Item 4. Purpose of Transaction
Purpose of transaction:
The securities held by the Reporting Persons were acquired in connection with the transactions described in Item 3 above.

Mr. Wun is a member of the board of directors of the Issuer and its Chief Technology Officer. Mr. Wun resigned as chairman of the board of directors and President of the Issuer on December 30, 2024.

The Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this statement, DMEDIA INC. is the beneficial owner of 2,237,428 shares of Common Stock, representing 12.46% of the outstanding Common Stock of the Issuer.

Mr. Wun is the beneficial owner of 2,805,828 shares of the Issuer's Common Stock, representing 15.62% of the outstanding Common Stock of the Issuer, which includes (i) 447,486 shares of Common Stock held by Mr. Wun directly, (ii) 120,914 shares of Common Stock which Mr. Wun has the right to acquire within 60 days through the exercise of vested options and (iii) 2,237,428 shares of Common Stock held by DMEDIA INC. Mr. Wun is the Chief Executive Officer and sole director of DMEDIA INC. and has voting and investment power over the securities held by it. As a result, Mr. Wun may be deemed to be the beneficial owner of all of the shares of the Issuer's Common Stock held by DMEDIA INC. Mr. Wun disclaims beneficial ownership of 1,888,707 of the shares held by DMEDIA INC.except to the extent of his pecuniary interest, if any, in such shares. The Reporting Persons do not own any other securities of the Issuer.

1 Calculated as of April 15, 2024, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 5, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: DMEDIA INC. and Mr. Wun have shared power to vote and dispose of 2,237,428 shares of Common Stock. Mr. Wun has the sole power to vote and dispose of 568,400 shares of Common Stock.
Transactions in the class effected during the past sixty days: The Reporting Persons did not effect any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Persons, three other persons are known to have the right to receive dividends from, or the proceeds from the sale of, the Reporting Persons' securities. These three persons are holders of the common stock of DMEDIA INC. None of these persons' interest in DMEDIA INC. relates to more than five percent (5%) of the Issuer's Comon Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the knowledge of the Reporting Person, except for the matters described in this Schedule 13D, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Attached as Exhibit 1 hereto is a Joint Filing Agreement executed by each of the Reporting Persons.

## Signatures
- DMEDIA INC.: /s/ Jeffrey Wun, Jeffrey Wun/Chief Executive Officer (02/18/2025)
- Jeffrey Wun: /s/ Jeffrey Wun, Jeffrey Wun (02/18/2025)